Mail Stop 3561

May 19, 2010

Alexander L. Bozzi III
President
The Enlightened Gourmet, Inc.
236 Centerbrook
Hamden, CT 06518

      Re: The Enlightened Gourmet, Inc.
                Form 10-K for Fiscal Year Ended December 31, 2008
                Filed April 15, 2009
                File No. 0-51597

Dear Mr. Bozzi:

      We have completed our review of your Form 10-K and have no further comments at this time.

                Sincerely,

                H. Christopher Owings
                Assistant Director